Delisting Determination,The Nasdaq Stock Market, LLC,
October 10, 2007, Carrington Laboratories, Inc. The Nasdaq Stock
Market, LLC (the Exchange) has determined to remove from listing the common stock of Carrington
Laboratories, Inc. (the Company), effective at the opening of business on October 22, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(02).
The Company was notified of Staffs determinations on June 19, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following
Marketplace Rule: 4310(c)(02). The Company was notified of the Panels decision on AUgust 14, 2007 and trading in the Companys securities was suspended on August 16, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 28, 2007.